Exhibit 99.64

Media Release

FOR IMMEDIATE RELEASE

Immunovaccine Announces $12.5 million Bought Deal Offering

NOT FOR DISTRIBUTION TO THE U.S. NEWSWIRE OR FOR DISSEMINATION IN THE UNITED STATES

Halifax, Nova Scotia; January 25, 2018 – Immunovaccine Inc. (“Immunovaccine” or the “Corporation”) (TSX: IMV; OTCQX: IMMVF), a clinical stage vaccine and immunotherapy company, announced today that it has entered into a bought deal financing agreement to sell 6,250,000 common shares of the Corporation (the “Common Shares”) at a price of $2.00 per Common Share for gross proceeds of $12.5 million (the “Offering”).

The Offering will be conducted by a syndicate of underwriters led by Echelon Wealth Partners Inc. and including National Bank Financial Inc. and Bloom Burton Securities Inc. (collectively, the “Underwriters”). Immunovaccine has granted the Underwriters an over-allotment option to purchase up to an additional 937,500 Common Shares at the offering price, exercisable for a period of 30 days after closing. If the over-allotment option is exercised in full, the gross proceeds from the Offering will be approximately $14.38 million.

The Corporation intends to use the net proceeds of the Offering to continue to advance the Corporation’s pipeline and conduct Phase 1 basket trial in up to five indications to be identified and for research and development, working capital, and for general corporate purposes.

The Common Shares will be offered by way of a short form prospectus to be filed in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland and Labrador.

The Offering is expected to close on or about February 15, 2018 and is subject to customary closing conditions including, but not limited to, Toronto Stock Exchange’s approval.

The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and accordingly, may not be offered or sold within the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Immunovaccine

ImmunoVaccine is a clinical-stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and infectious diseases. ImmunoVaccine develops T cell activating cancer immunotherapies and infectious disease vaccines based on DepoVax, the Corporation’s patented platform that provides controlled and prolonged exposure of antigens and adjuvant to the immune system. ImmunoVaccine has advanced two T cell activation therapies for cancer through phase 1 human clinical trials and is currently conducting a phase 1b study with Incyte Corp. assessing lead cancer therapy, DPX-Survivac, as a combination therapy in ovarian cancer. The Corporation is also exploring additional applications of DepoVax, including DPX-RSV, an innovative vaccine candidate for respiratory syncytial virus (RSV), which has recently completed a phase 1 clinical trial. Connect at www.imvaccine.com.

Immunovaccine Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements in this press release include, without limitation, statements regarding the Offering, including the terms, potential completion and the use of proceeds of the Offering. Although the Corporation believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Corporation cautions investors that any forward-looking statements by the Corporation are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the Corporation being unsuccessful in satisfying the conditions to closing of the Offering including, without limitation, obtaining Toronto Stock Exchange’s approval, the Offering may not be completed on the terms and timeline indicated, or at all, the Corporation’s use of proceeds of the Offering may differ from those indicated, clinical trials may not be successfully completed and the Corporation may not receive all regulatory approvals and the matters discussed under “Risk Factors and Uncertainties” in Immunovaccine’s Annual Information Form filed on March 30, 2017. Immunovaccine Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Pierre Labbé, Chief Financial Officer

T: (902) 492-1819 E: Plabbe@imvaccine.com

Patti Bank, Managing Director, Westwicke Partners

O: (415) 513-1284

T: (415) 515-4572 E: patti.bank@westwicke.com